FOR IMMEDIATE RELEASE:

Afya Limited Announces Medical School Authorization – Santa Inês - MA.

October 2, 2020 – Afya Limited, or Afya (Nasdaq: AFYA) today announced that the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) granted the authorization to operate the undergraduate medicine course in Santa Inês in the State of Maranhão, under Mais Médicos II program.

This medical school is the first authorized in connection with the Mais Médicos program for Afya and will contribute 50 seats to our operating seats base.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities.

Contact: Investor Relations: ir@afya.com.br